

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Chen Wang
President
American Express Receivables Financing Corporation III LLC
115 W Towne Ridge Pkwy, Room 454
Sandy, Utah 84070

> **Re: American Express Credit Account Master Trust**
> **American Express Receivables Financing Corporation III LLC**
> **Registration Statement on Form SF-3**
> **Filed March 25, 2022**
> **File Nos. 333-263871 and 333-263871-01**

Dear Ms. Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Meeks at 202-551-7146 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance